# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beta Bionics, Inc., CIK 0001674632
CUSIP: 08659B102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11 Hughes, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812276

## Reporting persons
- Soleus Private Equity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,703,961; sole dispositive power 0; shared dispositive power 1,703,961; aggregate amount beneficially owned 1,703,961 (3.8% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus Private Equity Fund II, L.P. ("Soleus PE"). Soleus Private Equity GP II, LLC ("Soleus PE GP") is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus PE GP, Soleus Capital Management, L.P. ("SCM ") is the investment manager for Soleus PE and for Soleus Capital Master Fund, L.P. ("Master Fund"), and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP II, LLC and of Soleus GP, LLC. Each of Mr. Levy, Soleus PE GP II, LLC, Soleus PE GP, SCM and Soleus GP, LLC disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of the common stock of Beta Bionics, Inc. (the "Issuer") outstanding as of April 16, 2026, as set forth on the cover of the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 that was filed with the Securities and Exchange Commission on April 21, 2026 (the "Form 10-Q").
- Soleus Private Equity GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,703,961; sole dispositive power 0; shared dispositive power 1,703,961; aggregate amount beneficially owned 1,703,961 (3.8% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP II, LLC and of Soleus GP, LLC. Each of Mr. Levy, Soleus PE GP II, LLC, Soleus PE GP, SCM and Soleus GP, LLC disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Soleus PE GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,703,961; sole dispositive power 0; shared dispositive power 1,703,961; aggregate amount beneficially owned 1,703,961 (3.8% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP II, LLC and of Soleus GP, LLC. Each of Mr. Levy, Soleus PE GP II, LLC, Soleus PE GP, SCM and Soleus GP, LLC disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,619,753; sole dispositive power 0; shared dispositive power 2,619,753; aggregate amount beneficially owned 2,619,753 (5.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC ("SCG") is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,619,753; sole dispositive power 0; shared dispositive power 2,619,753; aggregate amount beneficially owned 2,619,753 (5.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,619,753; sole dispositive power 0; shared dispositive power 2,619,753; aggregate amount beneficially owned 2,619,753 (5.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,323,714; sole dispositive power 0; shared dispositive power 4,323,714; aggregate amount beneficially owned 4,323,714 (9.7% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP II, LLC, SCG and Soleus GP, LLC. Each of Soleus PE GP, Soleus PE GP II, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,323,714; sole dispositive power 0; shared dispositive power 4,323,714; aggregate amount beneficially owned 4,323,714 (9.7% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP II, LLC, SCG and Soleus GP, LLC. Each of Soleus PE GP, Soleus PE GP II, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.
- Levy Guy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 30,787; shared voting power 4,323,714; sole dispositive power 30,787; shared dispositive power 4,323,714; aggregate amount beneficially owned 4,354,501 (9.8% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP II, LLC, SCG and Soleus GP, LLC. Each of Soleus PE GP, Soleus PE GP II, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in row 11 is calculated based upon 44,561,695 shares of common stock of the Issuer outstanding as of April 16, 2026, as set forth on the cover of the Form 10-Q.

## Item 1. Issuer
Name of issuer: Beta Bionics, Inc.
Address of issuer's principal executive offices: 11 Hughes, Irvine, California 92618

## Item 2. Person Filing
Name of person filing:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, which reflects beneficial ownership of the Common
Stock of the Issuer as of Mach 31, 2026, is hereby incorporated by reference.

Soleus Private Equity Fund II, L.P. - 1,703,961
Soleus Private Equity GP II, LLC - 1,703,961
Soleus PE GP II, LLC - 1,703,961
Soleus Capital Master Fund, L.P. - 2,619,753
Soleus Capital, LLC - 2,619,753
Soleus Capital Group, LLC - 2,619,753
Soleus Capital Management, L.P. - 4,323,714
Soleus GP, LLC - 4,323,714
Guy Levy - 4,354,501
Address of principal business office or, if none, residence:
Soleus Private Equity Fund II, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Private Equity GP II, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus PE GP II, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital Master Fund, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital Group, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus Capital Management, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Soleus GP, LLC 100 Field Point Road, Suite 200 Greenwich, CT 06830
Guy Levy c/o Soleus Capital Management, L.P. 100 Field Point Road, Suite 200 Greenwich, CT 06830
Citizenship:
Soleus Private Equity Fund II, L.P. - Delaware
Soleus Private Equity GP II, LLC - Delaware
Soleus PE GP II, LLC - Delaware
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, which reflects beneficial ownership of the Common Stock of the Issuer, is hereby incorporated by reference.

Soleus Private Equity Fund II, L.P. - 1,703,961
Soleus Private Equity GP II, LLC - 1,703,961
Soleus PE GP II, LLC - 1,703,961
Soleus Capital Master Fund, L.P. - 2,619,753
Soleus Capital, LLC - 2,619,753
Soleus Capital Group, LLC - 2,619,753
Soleus Capital Management, L.P. - 4,323,714
Soleus GP, LLC - 4,323,714
Guy Levy - 4,354,501
Percent of class:
Soleus Private Equity Fund II, L.P. - 3.8%
Soleus Private Equity GP II, LLC - 3.8%
Soleus PE GP II, LLC - 3.8%
Soleus Capital Master Fund, L.P. - 5.9%
Soleus Capital, LLC - 5.9%
Soleus Capital Group, LLC - 5.9%
Soleus Capital Management, L.P. - 9.7%
Soleus GP, LLC - 9.7%
Guy Levy - 9.8%
Sole power to vote or to direct the vote: Guy Levy - 30,787
Shared power to vote or to direct the vote:
Soleus Private Equity Fund II, L.P. - 1,703,961
Soleus Private Equity GP II, LLC - 1,703,961
Soleus PE GP II, LLC - 1,703,961
Soleus Capital Master Fund, L.P. - 2,619,753
Soleus Capital, LLC - 2,619,753
Soleus Capital Group, LLC - 2,619,753
Soleus Capital Management, L.P. - 4,323,714
Soleus GP, LLC - 4,323,714
Guy Levy - 4,323,714
Sole power to dispose or to direct the disposition: Guy Levy - 30-787
Shared power to dispose or to direct the disposition:
Soleus Private Equity Fund II, L.P. - 1,703,961
Soleus Private Equity GP II, LLC - 1,703,961
Soleus PE GP II, LLC - 1,703,961
Soleus Capital Master Fund, L.P. - 2,619,753
Soleus Capital, LLC - 2,619,753
Soleus Capital Group, LLC - 2,619,753
Soleus Capital Management, L.P. - 4,323,714
Soleus GP, LLC - 4,323,714
Guy Levy - 4,323,714

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Private Equity Fund II, L.P.: /s/ Guy Levy, Guy Levy, Managing Member of the Sole Manager of the General Partner of Soleus Private Equity Fund II, L.P. (05/08/2026)
- Soleus Private Equity GP II, LLC: /s/ Guy Levy, Guy Levy, Managing Member of the Sole Manager of Soleus Private Equity GP II, LLC (05/08/2026)
- Soleus PE GP II, LLC: /s/ Guy Levy, Guy Levy, Managing Member (05/08/2026)
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy, Managing Member of the Managing Member of the General Partner of Soleus Capital Master Fund, L.P. (05/08/2026)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy, Managing Member of the Managing Member of Soleus Capital, LLC (05/08/2026)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy, Managing Member (05/08/2026)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy, Managing Member of the General Partner of Soleus Capital Management, L.P. (05/08/2026)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy, Managing Member (05/08/2026)
- Levy Guy: /s/ Guy Levy, Guy Levy (05/08/2026)